

Mail Stop 3030

August 18, 2010

Via Facsimile and U.S. Mail

Mr. Richard Falcone
Chief Executive Officer
23 Wallace Street, Suite 408
Red Bank, NJ 07701

> **Re: Aquamer Medical Corp.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Amendment 1 to Form 10-Q for the Quarter Ended March 31, 2010**
> **File No. 000-52327**

Dear Mr. Falcone:

We have reviewed your response letter dated August 5, 2010 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

 Item 12 - Security Ownership of Certain Beneficial Owners and Management

1.   Please expand your response to prior comment 3 in our letter dated October 8, 2009 to explain fully how the trust operates such that Frank Magliochetti would not have at least

indirect shared voting or investment power. Ensure that your response is consistent with your representatives' previous statements to us regarding Frank Magliochetti's influence on decisions regarding your company.

- Provide us similar information about the operation of the other entities for which Mr. Johnson serves as trustee identified in the beneficial ownership table on your latest Form 10-K.

- In this regard, please clarify who is the natural person who beneficially owns the shares held in the name of ThermaFreeze, and tell us where those shares are reported pursuant to Section 16 of the Exchange Act.

Amendment 1 to Form 10-Q for the Quarter Ended March 31, 2010

Note 5 - Asset Acquisition and Formation of Aquamer Shipping Corp.

2.   We note from your explanatory note on the facing page of your filing and within your Item 4.02 Form 8-K filed on August 13, 2010 that you restated your financial statements as of and for the three months ended March 31, 2010 to account for this transaction as an asset acquisition rather than as a business combination. Please amend your filing to label your financial statements as "restated" and to include the disclosures outlined in 250-10-50-7 through 50-10 of the FASB Accounting Standards Codification.

3.   Further to the above, we note that you continue to reference "goodwill" throughout your filing. Please revise your future filings, including any amendment to this filing, to eliminate these references to goodwill.

Item 4T - Controls and Procedures

4.   We note here and within your June 30, 2010 Form 10-Q your disclosure regarding your officers' conclusions about the effectiveness of the Company's disclosure controls and procedures. While you are not required to include the definition of disclosure controls and procedures in your conclusion, when you do, all of the language that appears following the word "not effective" in your conclusion must be consistent with and not modify the language that appears in the definition of "disclosure controls and procedures" set forth in Rule 13a-15(e) of the Exchange Act. Alternatively, you may remove that definition in future filings, including any amendments.

5.   We note from your December 31, 2009 Form 10-K that you disclosed management's conclusion on the effectiveness of its internal controls over financial reporting as of December 31, 2009 pursuant to Item 308(T) of Regulation S-K. We further note here and within your June 30, 2010 Form 10-Q that you disclose management's conclusion on the effectiveness of its controls over financial reporting as of March 31, 2010 and June 30, 2010, respectively. Item 308(T) of Regulation S-K indicates that management's

conclusion on the effectiveness of its internal controls over financial reporting is an annual assessment and disclosure rather than a quarterly assessment and disclosure. Please tell us if management performed an assessment on the effectiveness of its internal controls over financial reporting as of March 31, 2010 and June 30, 2010.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639, Eric Atallah, Reviewing Accountant, at (202) 551-3663, or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269, or Russell Mancuso, Legal Branch Chief, at (202) 551-3617 if you have questions on any other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief

cc (by facsimile): Eric Hellige, Esq. (212) 798-6380